TS Innovation Acquisitions Corp.

Rockefeller Center

45 Rockefeller Plaza

New York, New York 10111

May 10, 2021

VIA EDGAR

Office of Trade & Services,

Division of Corporation Finance,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Taylor Beech
Erin Jaskot

Re:	Acceleration Request for TS Innovation Acquisitions Corp.
Registration Statement on Form S-4 (File No. 333-254103)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TS Innovation Acquisitions Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4, Registration Number 333-254103 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 P.M., New York City time, on May 12, 2021, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Scott D. Miller at Sullivan & Cromwell LLP at (212) 558-3109 or by email (millersc@sullcrom.com).

Securities and Exchange Commission

May 10, 2021

Sincerely, TS Innovation Acquisitions Corp.

By	/s/ Paul A. Galiano
	Name:	Paul A. Galiano
	Title:	Chief Operating Officer, Chief Financial Officer and Director

cc:	Patrick Kuhn
Linda Cvrkel
(Securities and Exchange Commission)

Robert J. Speyer
(TS Innovation Acquisitions Corp.)

Scott D. Miller
(Sullivan & Cromwell LLP)

Luke Schoenfelder
(Latch, Inc.)

Marc D. Jaffe
Ryan J. Maierson
Nick S. Dhesi
(Latham & Watkins LLP)